Exhibit 99.1

MAGIC SOFTWARE ENTERPRISES LTD.

1 Yahadut Canada Street, Or Yehuda 6037501, Israel

NOTICE OF 2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON FEBRUARY 23, 2023

Magic Software Enterprises Ltd. Shareholders:

We cordially invite you to attend the 2022 Annual General Meeting of Shareholders of Magic Software Enterprises Ltd., or the Meeting, to be held at 10:00 a.m. (Israel time) on Thursday, February 23, 2023, at our offices at 1 Yahadut Canada Street, Or Yehuda 6037501, Israel. At the Meeting, shareholders will be asked to adopt the following resolutions, as further detailed in the attached proxy statement:

1.	To elect each of the following three nominees to the Company’s Board of Directors (the “Board of Directors”) to serve as a director of the Company until the next annual general meeting of shareholders of the Company: Mr. Guy Bernstein, Ms. Naamit Salomon and Mr. Avi Zakay; and

2.	To ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2022 and to authorize our Board of Directors to delegate to the Audit Committee the authority to fix the compensation for such independent registered public accountants in accordance with the volume and nature of their services.

In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2021 will be reviewed and discussed at the Meeting.

The Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on January 23, 2023 are entitled to notice of and to vote at the meeting. You can vote either by mailing in your proxy or in person by attending the meeting. If voting by mail, the proxy must be received by our transfer agent or at our registered office at least 72 hours prior to the time of the meeting to be validly included in the tally of ordinary shares voted at the meeting. If you attend the meeting, you may vote in person and your proxy will not be used. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card. Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange (“TASE”) may either vote their shares in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares, or send such certificate along with a duly executed proxy to the Company at 1 Yahadut Canada Street, Or Yehuda, 6037501, Israel, Attention: Corporate Secretary, or via email to: aberenstein@magicsoftware.com.

Sincerely,
Naamit Salomon
Naamit Salomon
Chair of the Board of Directors

MAGIC SOFTWARE ENTERPRISES LTD.

1 Yahadut Canada Street, Or Yehuda 6037501, Israel

+972-3-538-9480

PROXY STATEMENT

2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Magic Software Enterprises Ltd. to be voted at the 2022 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2022 Annual General Meeting of Shareholders. The Meeting will be held at 10:00 a.m. (Israel time) on Thursday, February 23, 2023, at our offices at 1 Yahadut Canada Street, Or Yehuda 6037501, Israel.

This Proxy Statement, the attached Notice of 2022 Annual General Meeting and the enclosed proxy card are being mailed to shareholders on or about January 26, 2023.

Purpose of the Annual General Meeting

At the Meeting, shareholders will be asked to vote upon the following matters: (i) to elect three directors for terms expiring at our 2023 Annual General Meeting of Shareholders; and (ii) to ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2022 and to authorize our Board of Directors to delegate to the Audit Committee the authority to fix the compensation for such independent registered public accountants in accordance with the volume and nature of their services.

In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2021 will be reviewed and discussed at the Meeting.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR each of the nominees for director listed in this Proxy Statement and FOR the other proposal set forth in this Proxy Statement.

Proxy Procedure

Only holders of record of our ordinary shares, par value of NIS 0.1 per share, as of the close of business on January 23, 2023 are entitled to notice of, and to vote in person or by proxy at the Meeting. As of December 31, 2022, there were 49,093,055 outstanding ordinary shares.

●	Voting in Person. If your shares are registered directly in your name with our transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e. your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

●	Voting by Mail. You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee. If directions are not given or directions are not in accordance with the options listed on a proxy card, such shares will be voted FOR the nominees for director and each proposal for which the Board of Directors recommends a vote FOR.

●	Voting Electronically. Shareholders in “Street Name” whose shares are held through Members of the TASE may also vote their shares electronically via the electronic voting system of the Israel Securities Authority, which vote shall be cast no later than February 23, 2023 at 4:00 a.m. Israeli time (6 hours before the Meeting time). You may receive guidance on the use of the electronic voting system from the TASE member through which you hold your shares.

If voting by virtue of a “legal proxy” or by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least 72 hours prior to the designated time for the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in “Street Name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Position Statements

Shareholders are permitted to express their position on the proposals to be voted on at the Meeting by submitting a written statement, through the company, to the other shareholders (a “Position Statement”). Position Statements should be submitted to our company at our registered offices. Any Position Statement received will be furnished to the SEC on Form 6-K and will be made available to the public on the SEC’s website at http://www.sec.gov, and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il. Position Statements should be submitted no later than February 13, 2023. A shareholder is entitled to contact us directly and receive the text of the proxy card and any Position Statement.

Quorum

A quorum of shareholders is necessary to transact business at the Meeting. The presence of two shareholders, holding at least one-third of our voting rights, represented in person or by proxy at the Meeting, will constitute a quorum. If there is not a legal quorum within half an hour of the scheduled time of the Meeting, the Meeting will be adjourned to the same day in the following week at the same time and place or to any other time and place as the chairman of the board of directors may determine with the consent of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on the question of adjournment. At the reconvened Meeting, the presence of at least two shareholders, represented in person or by proxy, will constitute a quorum. This notice shall serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum. Generally, broker non-votes occur when shares held by a broker for a beneficial owner are not voted with respect to a particular proposal because (i) the broker has not received voting instructions from the beneficial owner and (ii) the broker lacks discretionary voting power to vote such shares.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Majority Vote Standard

Each ordinary share entitles the holder to one vote. An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals.

In tabulating the voting results for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal. Thus, broker non-votes will not affect the outcome of any of the matters being voted on at the Annual Meeting. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

We have received indications from our principal shareholder, Formula Systems (1985) Ltd., or Formula Systems, which holds approximately 46.3% of our issued and outstanding ordinary shares, that it presently intends to vote for all of the nominees for director and in favor of the other proposal to be acted upon at the Meeting.

Cost of Soliciting Votes for the Annual Meeting

We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or the SEC, concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Voting Results of the Annual General Meeting

We will publish the final results in a Form 6-K filed with the SEC promptly following the Meeting. You may obtain a copy of the Form 6-K by reviewing our SEC filings through the SEC’s EDGAR filing system at www.sec.gov or through the Tel-Aviv Stock Exchange filings at www.tase.co.il or through the Tel-Aviv Stock Exchange filings at http://www.magna.isa.gov.il/.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of December 31, 2022 regarding the beneficial ownership by (i) all shareholders known to us to beneficially own 5% or more of our outstanding ordinary shares, (ii) each director and executive officer; and (iii) all directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership(2)
Formula Systems (1985) Ltd.(3)	22,710,106	46.3%
Harel Insurance(4)	4,627,166	9.4%
Clal Insurance Enterprises Holdings Ltd(5)	3,420,060	7.5%
Guy Bernstein	150,000	*
Asaf Berenstin	38,225	*
Ron Ettlinger	—	—
Naamit Salomon	—	—
Sagi Schliesser	—	—
Avi Zakay	—	—
Arik Kilman(6)	70,050	*
Arik Faingold	—	—
Yakov Tsaroya	2,500	*
Hanan Shahaf	—	—
Yuval Baruch	—	—
All directors and executive officers as a group (12 persons)(6)	260,775	*
____________

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or SEC, and generally includes voting or investment power with respect to securities. Ordinary shares underlying options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage beneficial ownership of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them.

(2)	The percentages shown are based on 49,093,055 ordinary shares issued and outstanding as of December 31, 2022.

(3)	Based on Amendment No. 5 to its beneficial ownership statement on Schedule 13D filed with the SEC on December 7, 2022, Asseco Poland S.A. holds 3,915,601 ordinary shares, representing 25.6% of the outstanding ordinary shares, of our significant shareholder Formula Systems (1985) Ltd., or Formula Systems, and may therefore. be deemed to be the indirect beneficial owner of the aggregate 22,710,106 ordinary shares of our company held directly by Formula Systems. The address of Formula Systems is 1 Yahadut Canada Street, Or-Yehuda, Israel. The address of Asseco is 35-322 Rzeszow, ul.Olchowa 14, Poland.

(4)	Based on the beneficial ownership report on Schedule 13G filed by Harel Insurance Investments & Financial Services Ltd., or Harel Insurance, on January 17, 2023 . Harel Insurance is a publicly held Israeli company. All of the 4,627,166 ordinary shares beneficially owned by Harel Insurance are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of Harel Insurance, each of which subsidiaries operates under independent management and makes independent voting and investment decisions.

(5)	Based on written notification received from Clal Insurance Enterprises Holdings Ltd., or Clal, on January 1, 2023. Clal is a publicly held Israeli company. All 3,420,060 ordinary shares beneficially owned by Clal as of January 1, 2023 are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of Clal, each of which subsidiaries operates under independent management and makes independent voting and investment decisions.

(6)	Includes 20,000 currently exercisable options granted under our 2007 Stock Option Plan, having an exercise price of $0 per share, which expire in August 2030.

Compensation of Executive Officers and Directors

For information relating to the compensation of our five most highly compensated office holders during or with respect to the year ended December 31, 2021, please see “Item 6. Directors, Senior Management and Employees — B. Compensation” in our Annual Report on Form 20-F for the year ended December 31, 2021, which was filed with the SEC on May 12, 2022.

Diversity of the Board of Directors

Board Diversity Matrix (as of December 31, 2022)

Board Diversity Matrix for Magic Software Enterprises Ltd.
(As of 12/31/2022)

Country of Principal Executive Offices	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	-	-

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

I. ELECTION OF DIRECTORS

(Item 1 on the Proxy Card)

Our articles of association provide for a board of directors consisting of no less than three and no more than 11 directors or such other number as may be determined from time to time at a general meeting of shareholders. Our board of directors is currently composed of three ordinary/non-external directors, and two external directors.

Pursuant to our articles of association, our directors who are not external directors are elected at our annual general meetings of shareholders, which are required to be held at least once during every calendar year and not more than 15 months after the last preceding meeting. Except for our external directors (as described below), our directors are elected by a vote of the holders of a majority of the voting power represented and voting at such meeting and hold office until the next annual meeting of shareholders following the annual meeting at which they were appointed. Directors (other than external directors) may be removed earlier from office by resolution passed at a general meeting of our shareholders. Our board of directors may temporarily fill vacancies on the board until the next annual meeting of shareholders, provided that the total number of directors does not exceed the maximum number permitted under our articles of association.

We are exempt from the NASDAQ Stock Market Rules’ requirement regarding the process for the nomination of directors; instead, we follow Israeli law and practice in accordance with which directors are elected by the shareholders, unless otherwise provided in a company’s articles of association. Our articles of association do not provide otherwise. Our practice has been that our director nominees are presented in our proxy statement for election at our annual meetings of shareholders.

At the Meeting, shareholders are being asked to elect three directors who are not external directors, to hold office until our next Annual General Meeting of Shareholders or until their successors are elected and qualified. All of the nominees, Mr. Guy Bernstein, Ms. Naamit Salomon and Mr. Avi Zakay, are current directors who were elected to serve in such capacity by our shareholders at our 2020 Annual General Meeting of Shareholders held in January 2022.

As required by Israeli law, each of the director nominees named above has declared in writing that: (i) he or she possesses the requisite skills and expertise, as well as sufficient time, to perform his/her duties as a director of our company; (ii) he or she has not been convicted by a conclusive judgment for one of the following offenses less than five years prior to the date of the declaration: (a) an offense under Sections 290 to 297, 392, 415, 418 to 420 and 422-428 of the Penal Law, 5737-1977, or under Sections 52C, 52D, 53(a) or 54 of the Israeli Securities Law, 5728-1968; (b) by a court outside Israel for bribery, deceit, an offense by a manager of a corporate body or an offense involving misuse of inside information; and (c) for any other offense in respect of which a court holds that, due to the substance, gravity or circumstances of such offense, such person is not fit to serve as director in a public company; (iii) he or she is not subject to a court or committee decision in an administrative enforcement proceeding pursuant to Section 226A of the Israeli Companies Law, 5759-1999, or the Israeli Companies Law, that prohibits him or her from serving as a director; and (iv) he or she has not been declared bankrupt or incompetent. Such declarations are available for review at our registered office.

If re-elected at the Meeting, we will pay each of Ms. Salomon and Mr. Zakay compensation in the amount equal to the amount paid to our external directors, as provided in the regulations adopted under the Israeli Companies Law. Mr. Bernstein does not receive any compensation for his role as a director.

Set forth below is information about each nominee, including age, position(s) held with our company, principal occupation, business history and other directorships held.

Guy Bernstein (54) has served as our chief executive officer since April 2010 and has served as a director of our company since January 2007 and served as the chairman of our board of directors from April 2008 to April 2010. Mr. Bernstein has served as the chief executive officer of Formula Systems, our parent company, since January 2008. From December 2006 to November 2010, Mr. Bernstein served as a director and the chief executive officer of Emblaze Ltd. or Emblaze, our former controlling shareholder. Mr. Bernstein also serves as the chairman of the board of directors of Sapiens International Corporation N.V., or Sapiens, and is the chairman of the board of directors of Matrix IT Ltd., both of which are subsidiaries of Formula Systems. From April 2004 to December 2006, Mr. Bernstein served as the chief financial officer of Emblaze and he has served as a director of Emblaze since April 2004. Prior to that and from 1999, Mr. Bernstein served as our chief financial and operations officer. Prior to joining our company, Mr. Bernstein was senior manager at Kost Forer Gabbay & Kasierer, a member of Ernst& Young Global, from 1994 to 1997. Mr. Bernstein holds a B.A. degree in accounting and economics from College of Management Academic Studies and is a certified public accountant (CPA) in Israel.

Naamit Salomon (58) has served as director of our company since March 2003. Since January 2010, Ms. Salomon has served as a partner in an investment company. Ms. Salomon also serves as a director of Sapiens, which is part of the Formula group. Ms. Salomon served as the chief financial officer of Formula Systems from August 1997 until December 2009. From 1990 through August 1997, Ms. Salomon served as the controller of two large privately held companies in the Formula group. Ms. Salomon holds a B.A. degree in Economics and Business Administration from Ben Gurion University and an LL.M. degree from Bar-Ilan University.

Avi Zakay (44) has served as director of our company since February 2018. Mr. Zakay has been the sales manager of the Volkswagen dealership and showroom in Rishon Letzion (Champion Motors) since 2014. In 2013, he served as the sales manager of the showroom of Mitsubishi Motors in Netanya, and from 2007 to 2013, he served as a sales manager of BMW and Mercedes-Benz in Tel Aviv. Mr. Zakay holds a B.A. degree in Business Administration and studied for an M.B.A. degree, both from Michlala Le-minhal College in Tel-Aviv.

For details about beneficial ownership of our shares held by any of these nominees, see above under the title “Security Ownership of Certain Beneficial Owners and Management.” We are not aware of any reason why any of the nominees, if elected, would be unable or unwilling to serve as a director.

The Board of Directors recommends a vote FOR the election of each of the nominees named above.

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to elect as directors the nominees named above.

INDEPENDENT DIRECTORS; BOARD COMMITTEES

Board of Directors

According to the Israeli Companies Law and our Articles of Association, the management of our business is vested in our board of directors. The board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders.

Under the Israeli Companies Law, our board of directors is required to determine the minimum number of directors who must have “accounting and financial expertise” (as such term is defined in regulations promulgated under the Israeli Companies Law). In determining such number, the board of directors must consider, among other things, the type and size of the company and the scope of and complexity of its operations. Our board of directors has determined that at least one director must have “accounting and financial expertise,” within the meaning of the regulations promulgated under the Israeli Companies Law.

Independent Directors

Independent Directors. NASDAQ Stock Market Rules require us to establish an audit committee comprised of at least three members and only of independent directors each of whom satisfies the respective “independence” requirements of the SEC and NASDAQ.

Pursuant to the Israeli Companies Law, a director may be qualified as an independent director if such director is either (i) an outside director; or (ii) a director that serves as a board member less than nine years and the audit committee has approved that he or she meets the independence requirements of an outside director. A majority of the members serving on the audit committee must be independent under the Israeli Companies Law. In addition, an Israeli company whose shares are publicly traded may elect to adopt a provision in its articles of association pursuant to which a majority of its board of directors will constitute individuals complying with certain independence criteria prescribed by the Israeli Companies Law. Pursuant to Israeli regulations adopted in January 2011, directors who comply with the independence requirements of NASDAQ and the SEC are deemed to comply with the independence requirements of the Israeli Companies Law. We have not included such a provision in our articles of association.

Our board of directors has determined that both Mr. Ettlinger and Mr. Schliesser, external directors under the Israeli Companies Law requirements, qualify as independent directors under the SEC and NASDAQ requirements. Our board of directors has further determined that Mr. Zakay qualifies as an independent director under the SEC, NASDAQ and Israeli Companies Law requirements.

We provided NASDAQ with a notice of non-compliance with respect to the NASDAQ requirement that independent directors have regularly scheduled meetings at which only independent directors are present. Instead, we follow Israel law and practice, under which independent directors are not required to hold executive sessions. In compliance with NASDAQ Stock Market Rule 5605(e)(1)(A), our independent directors take a vote in which only independent directors participate with respect to the recommendation for election of the nominees by approving the proxy statement draft and the recommendation to elect the directors before the proxy statement is filed.

Committees of the Board of Directors

Audit Committee. Our audit committee, established in accordance with Sections 114-117 of the Israeli Companies Law and Section 3(a)(58)(A) of the Securities Exchange Act of 1934, assists our board of directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants’ qualifications and independence, the performance of our internal audit function and independent public accountants, finding any irregularities in the business management of our company for which purpose the audit committee may consult with our independent auditors and internal auditor, proposing to the board of directors ways to correct such irregularities and such other duties as may be directed by our board of directors. The responsibilities of the audit committee also include approving related-party transactions as required by law. Under Israeli law, an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which an approval was granted.

Our audit committee also serves as our Financial Statement Review Committee, as defined in regulations promulgated under the Israeli Companies Law.

Our audit committee is currently composed of Messrs. Ettlinger, Schliesser and Zakay, each of whom satisfies the respective “independence” requirements of the SEC and NASDAQ. We also comply with Israeli law requirements for audit committee members. Our board of directors has determined that Mr. Ettlinger qualifies as a financial expert. The audit committee meets at least once each quarter.

Compensation Committee. In accordance with the Israeli Companies Law, we have a compensation committee, whose role is to: (i) recommend a compensation policy for office holders and to recommend to the board, once every three years, on the approval of the continued validity of the compensation policy that was determined for a period exceeding three years; (ii) recommend an update the compensation policy from time to time and to examine its implementation; (iii) determine whether to approve the terms of service and employment of office holders that require the committee’s approval; and (iv) exempt a transaction from the requirement of shareholders’ approval in accordance with the provisions of the Israeli companies Law. The compensation committee also has oversight authority over the actual terms of employment of directors and officers and may make recommendations to the board of directors and the shareholders (where applicable) with respect to deviation from the compensation policy that was adopted by the company.

Under the Israeli Companies Law, a compensation committee must consist of no less than three members, including all of the external directors (who must constitute a majority of the members of the committee), and the remainder of the members of the compensation committee must be directors whose terms of service and employment were determined pursuant to the applicable regulations. The same restrictions on the actions and membership in the audit committee as discussed above under “Audit Committee,” including the requirement that an external director serve as the chairman of the committee and the list of persons who may not serve on the committee, also apply to the compensation committee. We have established a compensation committee that is currently composed of our independent directors, Messrs. Ettlinger, Schliesser and Zakay.

Our Compensation Policy was formulated and will be periodically reevaluated in accordance with the following considerations: (i) the advancement of the company’s goals, its work plan and its policy with a long term view; and (ii) the creation of appropriate incentives for the office holders of the company, considering, among other things, the risk management policy of the company; the size of the company and the nature of its operations; and (iii) in connection with the terms of service and employment that include variable components — the contribution of the office holder to the achievement of the company’s goal and to the maximization of its profits, all with a long term view and in accordance with the position of the office holder.

II. RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTANTS

(Item 2 on the Proxy Card)

At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2022 and until the 2023 annual general meeting of shareholders, pursuant to the recommendation of our Audit Committee and Board of Directors. Kost Forer Gabbay & Kasierer has no relationship with us or any of our subsidiaries or affiliates except as independent registered public accountants and, from time to time and to a limited extent, as tax consultants and providers of some audit-related services.

In accordance with applicable law and our Articles of Association, our Board of Directors has delegated to our Audit Committee the authority to determine the remuneration of Kost Forer Gabbay & Kasierer according to the volume and nature of their services. With respect to fiscal year 2021, we paid Kost Forer Gabbay & Kasierer approximately $376,000 for audit services and approximately $92,000 for tax and other services.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the independent registered public accountants of Magic Software Enterprises Ltd. to conduct the annual audit of its financial statements for the year ending December 31, 2022 and until its 2023 annual general meeting of shareholders, be and hereby is ratified and approved, and that the Board of Directors be, and it hereby is, authorized to delegate to the Audit Committee the authority to fix the remuneration of such independent registered public accountants in accordance with the volume and nature of their services.”

The Board of Directors recommends a vote FOR the foregoing resolution.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

III. REVIEW AND DISCUSSION OF AUDITOR’S REPORT AND
CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, our auditor’s report and consolidated financial statements for the year ended December 31, 2021 will be presented. We will hold a discussion with respect to the financial statements at the Meeting. This Item will not involve a vote of the shareholders.

Our annual report on Form 20-F for the year ended December 31, 2021, including the auditor’s report and our audited consolidated financial statements for the year ended December 31, 2021, which was filed with the Securities and Exchange Commission on May 12, 2022, is available on our website at www.magicsoftware.com or through the EDGAR website of the Securities and Exchange Commission at www.sec.gov. Shareholders may receive a hard copy of the annual report on Form 20-F containing the consolidated financial statements free of charge upon request. None of the auditor’s report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

By Order of the Board of Directors,

/s/ Naamit Salomon
Naamit Salomon
Chair of the Board of Directors

Dated: January 19, 2023